# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UR-ENERGY INC., CIK 0001375205
CUSIP: 91688R108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10758 West Centennial Road, Suite 200, Littleton, Colorado (CO), 80127
Date of event which requires filing of this statement: 12/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001500881

## Reporting persons
- enCore Energy Corp.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 22,458,804; shared voting power 0; sole dispositive power 22,458,804; shared dispositive power 0; aggregate amount beneficially owned 22,458,804 (6% of the class)
  Comment: Percent of class is based on 376,213,626 shares of common stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed on November 3, 2025.

## Item 1. Issuer
Name of issuer: UR-ENERGY INC.
Address of issuer's principal executive offices: 10758 W Centennial Road, Suite 200, Littleton, CO 80127

## Item 2. Person Filing
Name of person filing: enCore Energy Corp.
Address of principal business office or, if none, residence: One Galleria Tower, 13355 Noel Rd, Suite 1700, Dallas, TX 75240
Citizenship: British Columbia, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 22,458,804
Percent of class: 6.0%
Sole power to vote or to direct the vote: 22,458,804
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 22,458,804
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- enCore Energy Corp.: /s/ Robert W. Hudson Jr., Robert W. Hudson Jr., General Counsel and Corporate Secretary (12/18/2025)